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EXHIBIT 99.1

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

Condensed Consolidated Financial Statements

March 31, 2003

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2003 and 2002

INDEX

FINANCIAL STATEMENTS:

Condensed Consolidated Balance Sheets	1
Condensed Consolidated Statements of Operations and Comprehensive Income	2
Condensed Consolidated Statements of Cash Flows	3
Notes to Condensed Consolidated Financial Statements	4

        The New York State Insurance Department recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the New York Insurance Law, and for determining whether its financial condition warrants the payment of a dividend to its stockholders. No consideration is given by the New York State Insurance Department to financial statements prepared in accordance with accounting principles generally accepted in the United States of America in making such determinations.

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share data)

	March 31, 2003	December 31, 2002
ASSETS
Bonds at market value (amortized cost of $2,699,277 and $2,597,599)	$2,917,291	$2,811,747
Short-term investments	285,386	364,565

Total investments	3,202,677	3,176,312
Cash	16,757	27,560
Securitized loans at cost	424,404	431,718
Deferred acquisition costs	263,144	253,777
Prepaid reinsurance premiums	558,512	557,659
Reinsurance recoverable on unpaid losses	74,984	75,950
Investment in unconsolidated affiliate	58,106	52,206
Other assets	208,795	206,458

TOTAL ASSETS	$4,807,379	$4,781,640

LIABILITIES AND MINORITY INTEREST AND SHAREHOLDER'S EQUITY
Deferred premium revenue	$1,463,212	$1,450,211
Losses and loss adjustment expenses	227,928	223,618
Deferred federal income taxes	161,214	153,333
Ceded reinsurance balances payable	46,912	79,870
Notes payable to affiliate	423,699	431,360
Surplus notes	212,850	212,850
Minority interest	55,268	52,841
Accrued expenses and other liabilities	173,193	206,232

TOTAL LIABILITIES AND MINORITY INTEREST	2,764,276	2,810,315

Common stock (400 shares authorized, issued and outstanding; par value of $37,500 per share)	15,000	15,000
Additional paid-in capital	813,863	813,002
Accumulated other comprehensive income (net of deferred income taxes of $71,943 and $70,889)	146,071	143,260
Accumulated earnings	1,068,169	1,000,063

TOTAL SHAREHOLDER'S EQUITY	2,043,103	1,971,325

TOTAL LIABILITIES AND MINORITY INTEREST AND SHAREHOLDER'S EQUITY	$4,807,379	$4,781,640

See notes to condensed consolidated financial statements.

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME

(Dollars in thousands)

	Three Months Ended March 31,
	2003	2002
REVENUES:
Net premiums written	$92,185	$95,241

Net premiums earned	80,090	69,698
Net investment income	36,406	32,995
Net realized gains	1,037	1,267
Net realized and unrealized gains (losses) on derivative instruments	1,915	(8,228)
Other income	5,198	88

TOTAL REVENUES	124,646	95,820

EXPENSES:
Losses and loss adjustment expenses	6,300	2,912
Interest expense	7,475
Policy acquisition costs	13,399	12,365
Other operating expenses	12,403	11,419

TOTAL EXPENSES	39,577	26,696

Minority interest	(2,427)	(2,060)
Equity in earnings of unconsolidated affiliate	5,900	590

INCOME BEFORE INCOME TAXES	88,542	67,654
Provision for income taxes	20,436	15,079

NET INCOME	68,106	52,575

Other comprehensive income (loss), net of tax:
Unrealized gains on securities:
Holding gains (losses) arising during period	3,088	(5,665)
Less: reclassification adjustment for gains included in net income	277	896

Other comprehensive income (loss)	2,811	(6,561)

COMPREHENSIVE INCOME	$70,917	$46,014

See notes to condensed consolidated financial statements.

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Three Months Ended March 31,
	2003	2002
Cash flows from operating activities:
Premiums received, net	$54,763	$110,202
Policy acquisition and other operating expenses paid, net	(97,280)	(84,500)
Recoverable advances recovered (paid)	717	742
Loss and loss adjustment expenses paid, net	(1,329)	(604)
Net investment income received	34,994	32,492
Federal income taxes paid	(1,020)	(16,651)
Interest paid	(6,830)	(2,762)
Other, net	7,949	(2,093)

Net cash provided by operating activities	(8,036)	36,826

Cash flows from investing activities:
Proceeds from sales of bonds	304,682	135,135
Purchases of bonds	(386,276)	(249,270)
Purchases of property and equipment	(129)	(2,128)
Net decrease in short-term securities	79,344	93,753
Other investments, net	(388)	304

Net cash used for investing activities	(2,767)	(22,206)

Net increase in cash	(10,803)	14,620
Cash at beginning of period	27,560	5,882

Cash at end of period	$16,757	$20,502

(a)
In the first three months of 2003 and 2002, the Company received a tax benefit of $861 and $1,420, respectively, by utilizing its Parent's losses. These amounts were recorded as capital contributions.

See notes to condensed consolidated financial statements.

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2003 and 2002

1.     ORGANIZATION AND OWNERSHIP

        Financial Security Assurance Inc. (the Company), a wholly owned subsidiary of Financial Security Assurance Holdings Ltd. (the Parent), is an insurance company domiciled in the State of New York. The Company and its subsidiaries are primarily engaged in the business of providing financial guaranty insurance on asset-backed and municipal obligations. In addition, the Company insures guaranteed investment contracts (GICs) issued by FSA Capital Markets Services LLC and FSA Capital Management Services LLC (collectively, CMS), wholly owned subsidiaries of the Parent.

2.     BASIS OF PRESENTATION

        The accompanying condensed consolidated financial statements have been prepared by the Company and are unaudited. In the opinion of management, all adjustments, which include only normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows at March 31, 2003 and for all periods presented, have been made.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These statements should be read in conjunction with the Company's December 31, 2002 consolidated financial statements and notes thereto. The year-end condensed balance sheet was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. The results of operations for the periods ended March 31, 2003 and 2002 are not necessarily indicative of the operating results for the full year. Certain prior-year balances have been reclassified to conform to the 2003 presentation.

3.     LOSSES AND LOSS ADJUSTMENT EXPENSES

        The Company establishes a case basis reserve for unpaid losses and loss adjustment expenses for the present value of the estimated loss when, in management's opinion, the likelihood of a future loss on a particular insured obligation is probable and determinable at the balance sheet date. The estimated loss on a transaction is discounted using the then current risk-free rates ranging from 4.77% to 6.1%. For collateralized debt obligations, a case basis reserve is recorded to the extent that the overcollateralization ratio (non-defaulted collateral at par value divided by the debt insured) has fallen below 100%.

        The Company also maintains a non-specific general reserve, which is available to be applied against future additions or accretions to existing case basis reserves or to new case basis reserves to be established in the future. The general reserve is calculated by applying a loss factor to the Company's total net par underwritten and discounting the result at the then current risk-free rates. The loss factor used for this purpose has been determined based upon an independent rating agency study of bond defaults and the Company's portfolio characteristics and history.

        Management of the Company periodically evaluates its estimates for losses and loss adjustment expenses and establishes reserves that management believes are adequate to cover the net present value of the ultimate net cost of claims.

4.     STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 133

        The Company has insured a number of credit default swaps that it intends, in each case, to hold for the full term of the agreement. It considers these agreements to be a normal extension of its financial guaranty insurance business, although they are considered derivatives for accounting purposes. These agreements are recorded at fair value. The Company believes that the most meaningful presentation of the financial statement impact of these derivatives is to reflect premiums as installments are received, to record losses and loss adjustment expenses as incurred and to record changes in fair value as incurred. The Company recorded $11.2 million and $7.0 million in net earned premium under these agreements for the quarters ended March 31, 2003 and March 31, 2002, respectively. The changes in fair value, which were gains of $1.5 million and losses of $4.5 million for the quarter ended March 31, 2003 and 2002, respectively, were recorded in net realized and unrealized losses on derivative instruments in the consolidated statements of operations and comprehensive income and in other assets or liabilities. The losses or gains recognized by recording these contracts at fair value will be determined each quarter based upon market pricing of Super Triple-A (defined as having first-loss protection of 1.3 times the level required for a Triple-A rating) swap guarantees. The Company does not believe the fair value adjustments are an indication of potential claims under FSA's guarantees.

5.     SECURITIZED LOANS AND NOTES PAYABLE TO AFFILIATE

        In 2002, the Company exercised certain rights available under its financial guaranty policy and the indenture relating to certain loan-backed notes issued by trusts. Those rights allowed the Company to accelerate the insured notes and pay claims under its insurance policy on an accelerated basis. Refinancing vehicles reimbursed the Company in whole for its claims payment in exchange for an assignment of certain of the Company's rights against the capital of the trusts. The refinancing vehicle secured the funds to purchase the notes by issuing refinanced notes, with interest rates ranging from 2.406% to 5.718%. These notes were purchased by FSA Asset Management LLC (AMC), a wholly owned subsidiary of the Parent. The Company maintains significant reinsurance, first loss and quota share, under this transaction.

        Principal payments due under these refinanced notes for the remainder of 2003 and each of the next five years ending December 31 and thereafter, are as follows (in millions):

Year	Principal Amount
2003	$9.9
2004	47.0
2005	37.1
2006	35.0
2007	33.0
2008	32.2
Thereafter	229.5

Total	$423.7

6.     OUTSTANDING EXPOSURE

        The Company limits its exposure to losses from writing financial guarantees by underwriting investment-grade obligations, diversifying its portfolio and maintaining rigorous collateral requirements on asset-backed obligations, as well as through reinsurance. The principal amounts of insured obligations in the asset-backed insured portfolio are backed by the following types of collateral (in millions) at March 31, 2003 and December 31, 2002:

	Net of Amounts Ceded		Ceded
	2003	2002	2003	2002
Residential mortgages	$20,941	$23,379	$5,077	$5,480
Consumer receivables	17,247	19,454	5,481	5,954
Pooled corporate obligations	78,578	78,113	12,553	13,007
Investor-owned utility obligations	591	619	324	348
Other asset-backed obligations(1)	7,328	6,958	3,640	3,225

Total asset-backed obligations	$124,685	$128,523	$27,075	$28,014

(1)
Includes $2,517 million and $2,430 million, in 2003 and 2002, respectively, in "Net of Amounts Ceded" relating to FSA-insured GICs issued by CMS.

        Net and ceded amounts are not necessarily reflective of the risk retained by FSA since FSA employs first loss reinsurance on a material portion of its asset-backed business.

        The principal amount of insured obligations in the municipal insured portfolio includes the following types of issues (in millions) at March 31, 2003 and December 31, 2002:

	Net of Amounts Ceded		Ceded
Types of Issues
	2003	2002	2003	2002
General obligation bonds	$57,443	$54,563	$18,948	$18,388
Housing revenue bonds	6,745	5,833	1,715	1,687
Municipal utility revenue bonds	24,459	23,442	13,754	13,468
Health care revenue bonds	5,928	5,970	6,558	6,683
Tax-supported bonds (non-general obligation)	28,856	27,556	12,641	12,391
Transportation revenue bonds	8,184	7,640	6,234	5,748
Other municipal bonds	12,375	12,173	5,812	5,761

Total municipal obligations	$143,990	$137,177	$65,662	$64,126

7.     RECENTLY ISSUED ACCOUNTING STANDARDS

        In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN No. 46), which is an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements". FIN No. 46 addresses consolidation of VIEs which have one or both of the following characteristics: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity; and (ii) the equity investors lack the direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights, the obligation to absorb the expected losses of the entity if they occur or the right to receive the expected residual returns of the entity if they occur. The provisions of FIN No. 46 will be effective immediately for VIEs created after January 31, 2003 and for VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that it acquired prior to February 1, 2003, the interpretation is effective in the first fiscal year or interim period beginning after June 15, 2003. Management believes that the implementation of FIN No. 46, on July 1, 2003, will cause the Company to consolidate for financial reporting purposes, for the first time, FSA Global Funding Limited (FSA Global) and Canadian Global Funding Corporation (Canadian Global). FIN No. 46 requires that, upon consolidation, the Company shall initially measure the VIEs' assets, liabilities and minority interest at their carrying amounts under existing GAAP as if the entity had been consolidated from the time the Company was considered its primary beneficiary (or parent). Any differences upon consolidation on July 1, 2003 will be reflected as a cumulative effect of a change in accounting principle. At March 31, 2003, FSA Global had total assets and total liabilities of $9.5 billion and $9.5 billion, respectively. The foregoing assets and liabilities include assets and matched liabilities that are "economically defeased" in lease financings in which Company affiliates may play a number of financing roles. These economically defeased liabilities and associated assets are held in separate special purpose entities, FSA Global and Premier International Funding Co. At March 31, 2003, FSA Global's economically defeased obligations were $6.9 billion. FSA Global's net income for the quarter ended March 31, 2003 was $0.3 million. FSA Global's net income is determined net of premiums paid by FSA Global to the Company. For the quarter ended March 31, 2003, FSA Global paid premiums to the Company of approximately $1.2 million. All amounts insured by the Company relating to FSA Global are included in the Company's outstanding exposure, included in the Notes to the Condensed Consolidated Financial Statements for March 31, 2003. As of March 31, 2003, there were no case basis reserves required for any transactions related to FSA Global. At March 31, 2003, Canadian Global had total assets of approximately $197.5 million, of which $87.6 million has been invested in GICs issued by CMS. As of March 31, 2003, the Company was carrying gross and net case basis reserves of $17.0 million and $4.2 million, respectively, against transactions refinanced by Canadian Global. The carrying amounts of assets, liabilities and minority interest may change significantly from March 31, 2003 to July 1, 2003 as a result of transactions entered into during that period. The Company will continue to analyze the effects of FIN No. 46, considering the timing of its release and the complexity of practical application to the Company's transactions.

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  EXHIBIT 99.1
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED FINANCIAL STATEMENTS Three Months Ended March 31, 2003 and 2002
INDEX
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (Dollars in thousands, except per share data)
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Dollars in thousands)
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in thousands)
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the Three Months Ended March 31, 2003 and 2002